Rule 424(b)(3)
                                                      Registration No. 333-82305

Prospectus Supplement dated October 28, 1999
(To Prospectus Dated October 14, 1999)

                              CompleTel Europe N.V.

                       14% Senior Discount Notes due 2009

         On October 26, 1999, we received a commitment from Goldman Sachs International and Paribas, the co-arrangers, to provide syndicated bank financing in the form of a senior credit facility in an aggregate amount of euro equivalent to approximately $280 million to finance the deployment of our networks in France and Germany. This new commitment terminates, supercedes and replaces, without penalty, our original commitment from Paribas for $90 million in senior credit. We have terminated the commitment with Nortel Networks for $20 million in vendor financing. No termination fees are payable to Nortel.

         Under the terms of the new commitment, the borrowers under the senior credit facility would be two of our Dutch holding companies (CompleTel Holdings I B.V. and CompleTel Holdings II B.V.), our principal French operating companies (CompleTel S.A.S. and CompleTel Services S.A.S.) and our German operating company (CompleTel GmbH). If the senior credit facility is implemented, the notes would be structurally subordinate to any debt incurred under the facility. Additionally, the terms of the new commitment require that the senior credit facility be guaranteed to the extent allowed by law by CompleTel Europe and each of its subsidiaries. The terms of the new commitment further require that the senior credit facility be secured to the extent allowed by law by a perfected security interest in all of CompleTel Europe's present and future material assets and revenues and those of its subsidiaries and by a pledge of the stock of each of the borrowers .

         We have agreed to use proceeds from the senior credit facility to deploy networks in seven markets in France (Paris, Lyon, Marseille, Lille, Toulouse, Grenoble and Nice) and four markets in Germany (Berlin, Munich, Nuremberg and Essen). These markets include our five initial target markets and the six additional markets in France and Germany we planned to develop contingent upon obtaining additional financing.

         The senior credit facility, if and when implemented, would consist of an initial tranche in the form of a term loan facility in the amount of the euro equivalent of $110 million available up to December 31, 2000, repayable beginning 2003, and a subsequent tranche of the euro equivalent of $170 million available up to December 30, 2002, a portion of which would thereafter remain available as a revolving credit facility for working capital purposes. The senior credit facility would bear interest at a variable rate commencing at EURIBOR plus a margin and costs, with a final maturity date of December 30, 2006.

          The final implementation of the commitment and the availability of the first tranche term loan remain subject to several conditions, including:

o       the delivery of a business plan satisfactory to the arrangers;

o injecting the euro equivalent of approximately $181 million of net proceeds from a combination of existing and new equity contributions, subordinated shareholder loans, and the proceeds of the notes, into our French and German subsidiaries and having spent the euro equivalent of at least $175 million, consistent with an approved business plan, on French and German network deployment in the target markets;

o       the perfection of the security interests;

o the satisfaction of customary conditions including preparation of definitive documentation and satisfactory completion of due diligence; and

o the satisfaction of the business plan in all material respects, including full satisfaction of revenue, EBITDA and MAN-fiber roll-out targets.

Based on the terms of the new commitment, we expect the availability of credit in subsequent drawings under the senior credit facility would be contingent on a number of conditions precedent, including the satisfaction of various financial ratios.

         Based on this new commitment, we expect to be able to fully fund the development of our eleven target markets and an internet provider business in the United Kingdom. Based on our current plans and projections, we expect that our aggregate capital requirements to fund the development of our eleven target markets and our United Kingdom business will be approximately $450 million through 2002. We currently expect to be able to fully fund our development in our eleven target markets with the proceeds from the issuance of the notes, the funding expected to be available from the new senior credit facility, equity contributions received to date and approximately $40 million in new equity contributions that we will be required to obtain in order to implement the senior credit facility. We cannot assure you, however, that we will be successful in implementing the senior credit facility or, if implemented, in meeting subsequent drawdown conditions. Our inability to implement or draw on the senior credit facility could cause us to suffer a funding shortfall that would prevent us from deploying our networks in these markets and that could materially adversely affect our business and prospects.